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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 Hamel Road P.O. BOX 275
(No. and Street)

Medina (City) MN (State) 55340-0275 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS F. OTTEN 952-475-0633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Copeland Buhl & Company P.L.L.P.
(Name – *if individual, state last, first, middle name*)

800 East Wayzata Blvd. (Address) Wayzata (City) MN (State) 55391-1766 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 21 2007

THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED FEB 28 2007 WASH, D.C. 85 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED

MAR 21 2007

THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Financial Statements and Report of Independent Certified Public Accountants

NORTHERN SECURITIES, INC.

December 31, 2006 and 2005

CONTENTS



Report of Independent Certified Public Accountants

Board of Directors and Stockholder
Northern Securities, Inc.
Medina, Minnesota

We have audited the accompanying statements of financial condition of Northern Securities, Inc. as of December 31, 2006 and 2005, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Copeland Buhl & Company PLLP

COPELAND BUHL & COMPANY P.L.L.P.

February 22, 2007

COPELAND BUHL & COMPANY P.L.L.P.
Certified Public Accountants
800 East Wayzata Boulevard
Wayzata, Minnesota 55391-1766

www.copelandbuhl.com
Telephone: 952.476.7100
Fax: 952.476.7123
Toll free: 877.476.7100

NORTHERN SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31

ASSETS	2006	2005
Current Assets:		
Cash and equivalents	$ 11,273	$ 11,414
Concessions receivable	2,546	2,431
Total Current Assets	13,819	13,845
Office Equipment, at Cost	11,928	11,928
Less accumulated depreciation	11,928	11,928
Net Office Equipment		
TOTAL ASSETS	$ 13,819	$ 13,845

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Stockholder's Equity:		
Common stock - no par value; 100 shares authorized, issued and outstanding	$ 1,000	$ 1,000
Paid in capital	17,983	17,983
Accumulated deficit	(5,164)	(5,138)
Total Stockholder's Equity	13,819	13,845
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 13,819	$ 13,845

See notes to financial statements.

NORTHERN SECURITIES, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31

	2006	2005
Revenues	$ 20,638	$ 31,684
Operating Expenses:		
Officer salary		1,700
Payroll taxes		186
Employee benefits	5,236	5,058
Auto expenses	4,484	8,100
Telephone	2,395	3,472
Office expense	2,329	2,399
Professional services	2,249	2,259
Regulatory fees	1,134	1,330
Supplies	779	1,067
Advertising	486	3,028
Dues and subscriptions	395	319
Bonding fees	362	369
Meals and entertainment	287	1,147
Postage	264	200
Depreciation		614
Miscellaneous expense	264	75
Total Operating Expenses	20,664	31,323
Net Income (Loss)	$ (26)	$ 361

See notes to financial statements.

NORTHERN SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
TWO YEARS ENDED DECEMBER 31, 2006

	Common Stock	Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2005	$ 1,000	$ 17,983	$ (5,499)	$ 13,484
Net Income for the Year Ended December 31, 2005			361	361
Balance, December 31, 2005	1,000	17,983	(5,138)	13,845
Net Loss for the Year Ended December 31, 2006			(26)	(26)
Balance, December 31, 2006	$ 1,000	$ 17,983	$ (5,164)	$ 13,819

See notes to financial statements.

NORTHERN SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

	2006	2005
Cash Flows from Operating Activities:		
Net income (loss)	$ (26)	$ 361
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation		614
(Increase) decrease in concessions receivable	(115)	1,055
(Decrease) in commissions payable		(2,745)
Net Cash Used in Operating Activities and Net Decrease in Cash and Equivalents	(141)	(715)
Cash and Equivalents - Beginning of Year	11,414	12,129
Cash and Equivalents - End of Year	$ 11,273	$ 11,414

See notes to financial statements.

Note A: Significant Accounting Policies

Nature of Operations

The Company is a broker and dealer of securities. Its principal market is the Minneapolis/St. Paul metropolitan area.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Office Equipment

Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. For financial reporting purposes, the straight-line method of depreciation is followed. For tax reporting purposes, accelerated methods of depreciation are followed for all assets.

Expenditures for maintenance and repairs are charged to operations when the expense is incurred. Expenditures determined to represent additions and betterments are capitalized.

Income Taxes

The Company provides for income taxes based on income reported for financial reporting purposes. Certain charges to earnings differ as to timing from those deducted for tax purposes; these relate primarily to accumulated depreciation. The tax effects of these differences are recorded as deferred income taxes. There are no deferred income taxes for the years ended December 31, 2006 and 2005.

Note A: Significant Accounting Policies (Continued)

Reclassifications

Certain reclassifications have been made in the 2005 financial statements to conform to the classifications used in 2006. These reclassifications have no effect on net income or retained earnings.

Note B: Income Taxes

At December 31, 2006, the Company's provision for income taxes and the deferred tax asset and liability balances were zero.

Cash payments for income taxes during the years ended December 31, 2006 and 2005 were zero.

Note C: Pension Plan

The Company sponsors a money purchase and profit sharing plan covering all employees. Company contributions are voluntary and at the discretion of the Board of Directors. The Company made no contributions to the plan in 2006 and 2005.

SUPPLEMENTAL INFORMATION

NORTHERN SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31

	2006	2005
Net Capital:		
Total Stockholder's Equity	$ 13,819	$ 13,845
Less:		
Haircuts on securities, $10,748 x 2% and $10,572 x 2%, respectively	(215)	(211)
Net Capital	$ 13,604	$ 13,634
Aggregate Indebtedness	$ 0	$ 0
Ratio: Aggregate indebtedness to net capital	$ 0	$ 0

No material differences exist from the Company's calculation computation of net capital.

NORTHERN SECURITIES, INC.

Independent Auditors' Report on Internal Control

Board of Directors and Stockholder
Northern Securities, Inc.
Medina, Minnesota

In planning and performing our audit of the financial statements of Northern Securities, Inc. as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered Northern Securities, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

This communication is intended solely for the information and use of management, the board of directors, stockholder, and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Copeland Buhl & Company PLLP

COPELAND BUHL & COMPANY P.L.L.P.

February 22, 2007

END